Mail Stop 0306


March 24, 2005

Mr. James Vandeberg
Chief Financial Officer
REGI U.S., Inc.
#1103-11871 Horseshoe Way
Richmond, BC V7A 5H5 Canada


	RE: 	REGI U.S., Inc.
		Form 10-KSB for the fiscal year ended April 30, 2004 Forms 10-QSB for the quarters ended July 31, 2004, October 31,
2004
and   January 31, 2005
		File No.  000-17861

Dear Mr. Vandeberg,

      We have reviewed your response letter dated March 21, 2005 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-Q for the quarter ended January 31, 2005

Item 3 - Controls and Procedures

1. We note your disclosure that "as of a date within 90 days of the
filing date of this Quarterly Report on Form 10-QSB, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and
forms and are operating in an effective manner."    Item 307 of
Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report."
Please revise accordingly.
2. As a related matter it does not appear from that disclosure that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.
3. Additionally we note that your conclusion attempts to define the term "disclosure controls and procedures", which is not necessary since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. However, if want to define disclosure controls and procedures, please revise so that the definition is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

4. We note your disclosure that "there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation." Please revise to discuss all changes, not just significant changes that occurred during your last fiscal quarter in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of
Regulation S-B.

 Exhibit 31.1 and 31.2

5. Please refer to our prior comment 4 and amend your amend your January 31, 2005 Form 10-Q that includes the entire filing together with the certifications of each of your current CEO and CFO in the exact form currently set forth in Item 601of Regulation S-B.

*	*	*	*


	As appropriate, please amend your January 31, 2005 Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Eric Atallah, Staff Accountant at (202) 824-5266 or me at (202) 942-2861 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-2813.


      								  Sincerely,


								  Kate Tillan
								  Reviewing Accountant
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Mr. James Vandeberg
REGI U.S., Inc
March 24, 2005
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